                                                FILED BY DIGI INTERNATIONAL INC.
              PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED,
                                     AND DEEMED FILED PURSUANT TO RULE 14A-12 OF
                                THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

                                               SUBJECT COMPANY: NETSILICON, INC.
                                                    COMMISSION FILE NO.: 0-26761








  DIGI REPORTS FISCAL 2001 FINANCIAL RESULTS; REVENUE FROM PRODUCTS ADDRESSING
                 GROWTH MARKETS INCREASES 27.6% IN FISCAL 2001

  FISCAL 2001 & 2002 ACQUISITIONS SIGNIFICANTLY ENHANCE CONNECTWARE POSITIONING


MINNEAPOLIS, NOVEMBER 6, 2001 - Digi International(R) Inc. (Nasdaq: DGII) announced today that fiscal 2001 products addressing growth markets, which consists of Terminal Servers, USB and Device Server products, excluding the impact of SAB 101, increased 27.6% to $33.3 million and increased as a percent of total revenue from 20% in fiscal 2000 to 27% in fiscal 2001. Fiscal 2001 products addressing mature markets, which consists of Asynchronous, Synchronous, RAS & MiLAN products, excluding the impact of the adoption of SAB 101, was $90.8 million and decreased as a percent of total revenue from 80% in fiscal 2000 to 73% in fiscal 2001. Revenue for the fourth quarter ended September 30, 2001, was $26.4 million, excluding the impact of the adoption of SAB 101, and was comprised of $8.4 million in revenue from products addressing growth markets and $18.0 million in revenue from products addressing mature markets. Revenue from products addressing growth markets, excluding the impact of the adoption of SAB 101, increased to 32% of total revenue in the fiscal fourth quarter from 26.6% of total revenue in the fiscal third quarter.

"I am very proud of our employees and our numerous accomplishments in fiscal 2001," Digi's Chairman, President and CEO, Joe Dunsmore, stated. "Our focus on Connectware and on products addressing growth markets is showing strong results."


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DIGI REPORTS FISCAL 2001 FOURTH QUARTER RESULTS - PAGE 2


In fiscal 2001, Digi aggressively drove a repositioning of its product lines into growth markets. In October 2000, Digi gained USB connectivity expertise with the acquisition of Inside Out Networks. In January 2001, Digi launched the "Connectware" category of wired and wireless, hardware and software connectivity solutions to drive instant recognition of Digi and our family of connectivity products. In February 2001, Digi enhanced its first-to-market strategy with the creation of DigiLabs. In June 2001, Digi positioned its products to go head-to-head with its major competitors through the acquisition of Decision Europe and its family of single port device servers. Following the acquisition of Decision Europe, Digi introduced the Digi One(TM) family of single-port device servers, to capitalize on trends in the industrial automation and embedded systems markets. In the second quarter of fiscal 2002, Digi expects to further enhance its Connectware positioning into growth markets with the proposed acquisition of NetSilicon, a leading provider of embedded Ethernet microprocessing solutions for intelligent networked devices.

Digi's fiscal 2001 revenue, including the impact of adoption of Staff Accounting Bulletin No. 101 ("SAB 101"), was $130.4 million, compared to revenue of $132.5 million in fiscal 2000. Excluding the impact of the adoption of SAB 101, fiscal 2001 revenue was $124.1 million, compared to $132.5 million in fiscal 2000. Revenue for the fourth quarter ended September 30, 2001 was $32.3 million, including the impact of the adoption of SAB 101, and $26.4 million excluding the impact of adoption of SAB 101, compared to revenue of $34.2 million in the fourth quarter of fiscal 2000.

Net income for the fourth quarter ended September 30, 2001, excluding the impact of the adoption of SAB 101, and excluding restructuring and net impairment charges, the net digital RAS asset write down, and amortization of intangible assets acquired in business combinations net of the related deferred tax benefits, totaled $0.1 million, or $0.01 per diluted share, versus $2.4 million, or $0.16 per diluted share, during the fourth quarter of fiscal 2000. The Company's reported net loss, including the impact of adoption of SAB 101, was $2.1 million, or $0.13 per diluted share, in the fourth quarter of fiscal 2001, compared to a net loss of $7.1 million, or $0.47 per diluted share, in the fourth quarter of fiscal 2000. Excluding the impact of adoption of SAB 101, the reported net loss for the fourth quarter of fiscal 2001 was $0.25 per diluted share.

DIGI REPORTS FISCAL 2001 FOURTH QUARTER RESULTS - PAGE 3



Gross margin, for the fourth quarter ended September 30, 2001, including the impact of adoption of SAB 101, and excluding a one-time charge of $3.0 million related to the write down of inventories and other assets pertaining to the digital RAS product line, was 49.3%, compared to 52.7% during the fourth quarter of fiscal 2000. Gross margin, for the fourth quarter ended September 30, 2001, excluding the impact of adoption of SAB 101 and a one-time charge of $3.0 million related to the write down of inventory and other assets pertaining to the digital RAS product line, was 49.3%. This 3.4% decrease in gross margin, excluding the impact of adoption of SAB 101 and the RAS inventories write down, resulted primarily from lower sales volumes in the fourth quarter of fiscal 2001.

Operating expenses, including the impact of adoption of SAB 101, but excluding amortization, restructuring, and asset impairment charges, were $14.5 million, or 45.0% of sales, for the fourth quarter of fiscal 2001, compared to $14.7 million, or 48.7% of sales, in the third quarter of fiscal 2001, and $16.2 million, or 47.3% of sales, in the comparable quarter a year ago. Operating expenses for the fourth quarter of fiscal 2001, excluding the impact of SAB 101 and excluding amortization and restructuring charges, were $14.3 million, or 54.1% of sales. The Company continues to employ an ongoing expense control strategy to improve expense to revenue ratios.

During the quarter ended September 30, 2001, book value per share decreased $0.27 from the prior quarter to $7.39, net cash per share increased $0.36 from the prior quarter to $3.67, and tangible book value per share decreased $0.21 from the prior quarter to $5.98. Days sales outstanding (DSOs) decreased to 57 days for the quarter ended September 30, 2001, from 60 days in the quarter ended June 30, 2001. The Company's cash and marketable securities increased primarily due to a strong focus on receivables collections efforts in the fourth quarter of fiscal 2001.

SAB 101 summarizes certain of the SEC's views regarding revenue recognition. The Company adopted the provisions of SAB 101 during the fourth quarter of fiscal 2001. The implementation guidelines of SAB 101 require that the accounting effects of adoption of SAB 101 must be reflected retroactively to October 1, 2000, the first day of fiscal 2001. The primary effect of SAB 101 was a deferral

DIGI REPORTS FISCAL 2001 FOURTH QUARTER RESULTS - PAGE 4



of certain fiscal 2000 revenues and related expenses into fiscal 2001, and deferral of certain fiscal 2001 revenue and related expenses within the respective quarters of fiscal 2001. The initial effect of these deferrals was a one-time charge of $1.9 million for the cumulative effect of this accounting change effective October 1, 2000. The effect of this change on the full fiscal year 2001 results was a net increase in revenues of $6.3 million.

REVENUE AND EARNINGS GUIDANCE:

"Given current conditions in the economy and our industry, future visibility is particularly uncertain," Dunsmore stated. "Longer term we expect the addition of NetSilicon will significantly accelerate the rate of revenue growth from products addressing growth markets and drive Digi to $200 million in revenue by the end of fiscal 2004 while shifting our revenue mix from 75% from products addressing mature markets to 75% from products addressing growth markets."

Before giving effect to the proposed acquisition of NetSilicon, Digi expects first fiscal quarter revenue from products addressing growth markets to total $8.0 million, revenue from products addressing mature markets, excluding MiLAN, to total $11.0 million, and MiLAN revenue to total $5.0 million, and expects fiscal 2002 revenue from products addressing growth markets to total $41.0 million, revenue from products addressing mature markets, excluding MiLAN, to total $37.5 million, and MiLAN revenue to total $27.0 million.

Excluding NetSilicon products, Digi's fiscal first quarter earnings per share before amortization of intangibles and acquisition-related expenses is expected to be in the range of $0.00 to $0.02, and in the range of a $0.06 loss to an $0.08 loss on a reported basis. Excluding NetSilicon products, Digi's fiscal 2002 earnings per share before amortization of intangibles and acquisition-related expenses is expected to be in the range of $0.22 to $0.31, and in the range of a $0.07 loss to a $0.01 profit on a reported basis.

DIGI REPORTS FISCAL 2001 FOURTH QUARTER RESULTS - PAGE 5


                            DIGI INTERNATIONAL, INC.
                 CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
    FOR THE THREE MONTHS AND TWELVE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000


                                                           Three months ended September 30   Twelve months ended September 30
                                                          ---------------------------------  --------------------------------
                                                                 2001             2000              2001            2000
                                                             ------------     -------------   --------------- --------------
Net sales before impact of adoption of SAB 101               $ 26,432,032     $ 34,230,497      $124,067,936   $132,524,630
Impact of adoption of SAB 101                                   5,868,165               --         6,336,809             --
                                                             ------------     -------------     -------------  -------------
Net sales including impact of adoption of SAB 101              32,300,197       34,230,497       130,404,745    132,524,630
Cost of sales                                                  19,376,836       16,200,707        66,192,549     62,871,689
                                                             ------------     -------------     -------------  -------------
Gross margin                                                   12,923,361       18,029,790        64,212,196     69,652,941
Operating expenses:
     Sales and marketing                                        7,527,950        8,557,613        30,715,581     34,423,150
     Research and development                                   4,119,018        4,513,212        18,334,929     20,174,918
     General and administrative                                 4,336,127        4,434,408        16,252,453     19,357,867
     Impairment loss                                                   --        8,078,051                --     26,146,300
     Restructuring                                              1,351,188        1,531,992         1,121,121      1,381,642
                                                             ------------     -------------     -------------  -------------
        Total operating expenses                               17,334,283       27,115,276        66,424,084    101,483,877
                                                             ------------     -------------     -------------  -------------
Operating loss                                                 (4,410,922)      (9,085,486)       (2,211,888)   (31,830,936)
Other income                                                      328,002          756,711         2,396,256     10,667,816
                                                             ------------     -------------     -------------  -------------
(Loss) income before income taxes and cumulative
  effect of accounting change                                  (4,082,920)      (8,328,775)          184,368    (21,163,120)
Income tax (benefit) provision                                 (2,025,182)      (1,255,345)           65,819     (4,338,440)
                                                             ------------     -------------     -------------  -------------
Net (loss) income before cumulative effect of
  accounting change                                          $ (2,057,738)    $ (7,073,430)        $ 118,549   $(16,824,680)

Cumulative effect of accounting change (net of
  income tax provision of $1,055,928)                                  --               --        (1,901,853)
                                                             ------------     -------------     -------------  -------------

Net loss                                                     $ (2,057,738)    $ (7,073,430)     $ (1,783,304)  $(16,824,680)

Net (loss) income per common share, basic:
     Continuing operations                                        $ (0.13)         $ (0.47)          $ (0.00)       $ (1.12)
     Cumulative effect of accounting change                            --               --             (0.12)            --
                                                             ------------     -------------     -------------  -------------
                                                                  $ (0.13)         $ (0.47)          $ (0.12)       $ (1.12)
                                                             ============     =============     =============  =============

Net (loss) income per common share, assuming dilution:
     Continuing operations                                        $ (0.13)         $ (0.47)          $ (0.00)       $ (1.12)
     Cumulative effect of accounting change                            --               --             (0.12)            --
                                                             ------------     -------------     -------------  -------------
                                                                  $ (0.13)         $ (0.47)          $ (0.12)       $ (1.12)
                                                             ============     =============     =============  =============

Weighted average common shares, basic                          15,322,781       15,121,290        15,235,258     15,061,774
                                                             ============     =============     =============  =============

Weighted average common shares, assuming dilution              15,322,781       15,121,290        15,287,935     15,061,774
                                                             ============     =============     =============  =============


NET INCOME AND NET INCOME  PER COMMON AND DILUTED
SHARE EXCLUDING (1) AMORTIZATION OF INTANGIBLE ASSETS,
NET OF TAXES, (2) RESTRUCTURING AND ASSET IMPAIRMENT
CHARGES, NET OF TAXES, (3) ASSET WRITEDOWN, NET OF
TAXES, (4) THE AETHERWORKS CORPORATION NOTE RECOVERY,
AND (5) NET EFFECT OF ADOPTION OF SAB 101 ON THE
FOURTH QUARTER OF FISCAL 2001
                                                                 2001              2000              2001            2000
                                                             ------------     -------------    -------------    ------------
Net loss for the three months and twelve months ended
 September 30                                                $ (2,057,738)    $ (7,073,430)     $ (1,783,304)   $(16,824,680)
(1) Intangible asset amortization, net of taxes                 1,098,622        1,031,985         4,135,439       5,784,200
(2) Restructuring and impairment losses, net of taxes             868,570        8,474,501           638,503      22,598,313
(3) Asset writedown, net of taxes                               1,929,000               --         1,929,000              --
(4) Aetherworks Corporation note recovery                              --               --                --      (8,000,000)
(5) Net effect of adoption of SAB 101 on the fourth
    quarter of fiscal 2001                                     (1,742,233)              --            42,269               0
                                                             ------------     ------------     -------------    ------------

Net income excluding (1) amortization of intangible
assets, net of taxes, (2) restructuring and impairment
losses, net of taxes, (3) asset writedown, net of taxes,
(4) the AetherWorks Corporation note recovery, and (5)
net effect of adoption of SAB 101 on the fourth quarter
of fiscal 2001                                                   $ 96,221      $ 2,433,056       $ 4,961,907     $ 3,557,833
                                                             ============     ============     =============     ===========

Net income per common share excluding (1) amortization
of intangible assets, net of taxes, (2) restructuring and
impairment losses, net of taxes, (3) asset writedown,
net of taxes, (4) the AetherWorks Corporation note
recovery, and (5) net effect of adoption of SAB 101 on
the fourth quarter of fiscal 2001                                  $ 0.01           $ 0.16            $ 0.33          $ 0.24
                                                             ============     ============     =============     ===========

Net income per diluted share excluding (1) amortization
of intangible assets, net of taxes, (2) restructuring
and impairment losses, net of taxes (3) asset writedown,
net of taxes, (4) the AetherWorks Corporation note
recovery, and (5) net effect of adoption of SAB 101 on
the fourth quarter of fiscal 2001                                  $ 0.01           $ 0.16            $ 0.32          $ 0.23
                                                             ============     ============     =============       =========


Weighted average common shares, basic                          15,322,781       15,121,290        15,235,258      15,061,774
                                                             ============     ============     =============      ==========

Weighted average common shares, assuming dilution              15,495,269       15,139,314        15,287,935      15,222,627
                                                             ============     ============     =============      ==========

DIGI REPORTS FISCAL 2001 FOURTH QUARTER RESULTS - PAGE 6



               DIGI INTERNATIONAL INC CONSOLIDATED BALANCE SHEET


                                                 September 30, 2001           September 30, 2000
                                                 ------------------           ------------------
ASSETS

Current assets
  Cash and marketable securities                   $  56,152,200                $  58,936,068
  Accounts receivable, net                            16,161,143                   18,175,226
  Inventories, net                                    16,791,851                   19,700,010
  Other                                                4,602,668                    3,655,511
                                                   -------------                -------------
    Total current assets                              93,707,862                  100,466,815

Property, equipment and improvements, net             22,677,152                   24,408,384
Intangible assets, net                                21,538,390                   16,397,744
Other                                                  1,529,169                    1,649,252
                                                   -------------                -------------
    Total assets                                   $ 139,452,573                $ 142,922,195
                                                   =============                =============
LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Notes payable, current                           $     938,400                $   3,147,900
  Current portion of long-term debt                      211,056                      330,305
  Accounts payable and accrued expenses               15,583,102                   17,371,399
  Restructuring                                        1,369,117                    1,531,992
                                                   -------------                -------------
    Total current liabilities                         18,101,675                   22,381,596

Long-term liabilities                                  8,433,481                    7,081,396
                                                   -------------                -------------
Total liabilities                                     26,535,156                   29,462,992

Total stockholders' equity                           112,917,417                  113,459,203
                                                   -------------                -------------
    Total liabilities and stockholders' equity     $ 139,452,573                $ 142,922,195
                                                   =============                =============

DIGI REPORTS FISCAL 2001 FOURTH QUARTER RESULTS - PAGE 7



Digi invites all those interested in hearing management's discussion of the quarter to attend our fiscal fourth quarter conference call either by phone or on the Web. Participants can access the call directly at 4:00 p.m. Central Time on Tuesday, November 6, 2001, by dialing 800-633-8406. A replay will be available for one week following the call by dialing 800-633-8284 and entering the code 19932694. Participants may also access a live web cast of the conference call through the investor relations section of Digi's web site, www.digi.com.

ABOUT DIGI INTERNATIONAL

Digi International (DGII), based in Minneapolis, is the leader in Connectware, wired and wireless, hardware and software connectivity solutions that businesses use to create, customize and control retail operations, industrial automation and other applications. Connectware network-enables the essential devices that build business. Digi markets its products through a global network of distributors and resellers, systems integrators and original equipment manufacturers (OEMs).

For more information, visit Digi's Web site at www.digi.com, or call 800-344-4273 (U.S.) or (952) 912-3444 (International). All brand names and product names are trademarks or registered trademarks of their respective companies.

Digi, Digi International and the Digi logo are trademarks or registered trademarks of Digi International Inc. in the United States and other countries. All other brand names and product names are trademarks or registered trademarks of their respective companies.


This press release contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which generally can be identified by the use of forward-looking terminology such as "anticipate," "believe," target," "estimate," "may," "will," "expect," "plan," "project," "should," or "continue" or the negative thereof or other variations thereon or similar terminology. Such statements are based on information available to management as of the time of such statements and relate to, among other things, the anticipated benefits of the NetSilicon acquisition, expectations of the business environment in which the Company operates, projections of future performance, perceived opportunities in the market and statements regarding the Company's mission and vision. Such statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, including the possibility that the NetSilicon acquisition will not be consummated, risks related to the highly competitive market in which the Company operates, rapid changes in technologies that may displace products sold by the Company, declining prices of networking products, the Company's reliance on distributors, delays in the Company's product development efforts, uncertainty in consumer acceptance of the Company's products, and changes in the Company's level of revenue or profitability. These and other risks, uncertainties and assumptions identified from time to time in the Company's filings with the Securities and Exchange Commission, including without limitation, its annual reports on Form 10-K and its quarterly reports on Form

DIGI REPORTS FISCAL 2001 FOURTH QUARTER RESULTS - PAGE 8



10-Q, could cause the Company's future results to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. Many of such factors are beyond the Company's ability to control or predict. These forward-looking statements speak only as of the date for which they are made. The Company disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional information

Digi intends to file a registration statement on Form S-4 in connection with the transaction, and Digi and NetSilicon intend to mail a joint proxy statement/prospectus to their respective shareholders in connection with the transaction. Investors and security-holders of Digi and NetSilicon are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about the companies, the transaction, the persons soliciting proxies relating to the transaction, their interests in the transaction, and related matters. When available, investors and security-holders may obtain a free copy of the joint proxy statement/prospectus at the SEC's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from either of the companies.

In addition to the registration statement and the joint proxy statement/prospectus, each company files annual, quarterly, and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements, and other information at the SEC's public reference room located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. These SEC filings are also available for free at the SEC's web site at www.sec.gov. A free copy of these filings may also be obtained from either company by request to one of the respected contacts noted above.

Information concerning participants


Each of the companies and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective shareholders in favor of the transaction. Information about the directors and executive officers of Digi may be found in Digi's definitive proxy statement for its 2001 annual meeting of shareholders and in Digi's annual report on Form 10-K for the fiscal year ended September 30, 2000. Information about the directors and executive officers of NetSilicon may be found in NetSilicon's definitive proxy statement of its 2001 annual meeting of shareholders. In addition, information regarding the interests of NetSilicon's officers and directors in the transaction will be included in the joint proxy statement/prospectus.





                                      # # #

Contacts:
         S. (Kris) Krishnan, Digi International Inc.
         952-912-3125 or s_krishnan@digi.com

         Don De Laria, Digi International Inc.
         952-912-3126 or don_delaria@digi.com